Exhibit 1

NEWS RELEASE

North American Palladium Announces Third Quarter 2015 Results

All figures are in Canadian dollars except where noted.

Toronto, Ontario, November 6, 2015 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (OTC MKT: PALDF) today announced financial and operational results for the third quarter ended September 30, 2015 from its Lac des Iles palladium mine (“LDI”) in northern Ontario.

Q3 2015 Results Summary

•	Produced 57,914 ounces of payable palladium, a 78% increase compared to the same period in 2014, at a cash cost per ounce(1) of US$522.

•	Revenue of $64.7 million, increased $18.3 million or 39% compared to the same period in 2014. Adjusted EBITDA(1) of $9.1 million, an increase of $0.8 million compared to $8.3 million for the same period in 2014.

•	Underground mining operations produced 356,680 tonnes (3,877 tonnes per day) at a grade of 4.1 g/t palladium, an increase of 51,880 tonnes or 17% in the same quarter in 2014.

•	The LDI mill processed 659,800 tonnes of blended feed at an average grade of 3.6 g/t palladium with a 83.4% recovery rate, compared with 566,494 tonnes at a 2.4 g/t palladium in the same quarter of 2014.

•	The Company completed a recapitalization transaction (“Recapitalization”) on August 6, 2015 which reduced the carrying value of the Company’s debt by $359.8 million and completed the September 15, 2015 issuance of 8.6 million common shares by way of a Rights Offering to raise cash proceeds of $49.6 million, net of transaction costs.

•	Total debt decreased to $43.7 million as at September 30, 2015, improving the Company’s debt to equity ratio to 0.09:1, compared to $405.4 million as at June 30, 2015 with a debt to equity ratio of 4.38:1.

“This was a key quarter for the Company,” said Jim Gallagher, President and CEO. “With the sponsorship of Brookfield Capital Partners, we recapitalized the balance sheet and raised $50 million of equity. We made some difficult but necessary decisions to reduce costs at both our Toronto head office and at the mine site. Our operations performed well but can still do better following the return to regular production after a difficult second quarter. We continue to meet our commitments in the area of health, safety and the environment. At the end of September, we modified our operating strategy to respond to a weaker price environment and ceased processing of low grade stockpiled ore. We are focused on profitability and creating long term value for our shareholders.”

Financial Update(2)

Q3 2015

Revenue for the third quarter was $64.7 million compared to $46.4 million in the third quarter of 2014. The increase in revenue was primarily due to higher than forecast mill feed grades that reflected the large tonnage of stockpiled underground ore that was processed. During the third quarter, the Company realized a palladium selling price of US$667 per ounce.

Net loss for the quarter was $68.5 million or $2.18 per share compared to a net loss of $18.8 million or $19.56 per share in the same quarter last year. The increase in the net loss is primarily due to a $28.3 million non-cash loss relating to the fair value of the Company’s common shares having a higher value than the carrying value of the debt that was settled at the time of recapitalization, and the impact of an $19.0 million increased foreign exchange loss related to US$ denominated debt.

Adjusted EBITDA(1) (which excludes income and mining tax expense, interest and other income, interest costs, debt revaluation and other costs, financing costs, depreciation and amortization, exploration, foreign exchange gains and losses, loss on recapitalization, severance payments, and mine restoration and mitigation costs) was $9.1 million in the third quarter, compared to $8.3 million in third quarter last year.

Financial Liquidity

As at September 30, 2015, the Company had cash and cash equivalents of $16.1 million compared to $21.2 million as at June 30, 2015.

On September 18, 2015, the US$25 million bridge loan with Brookfield was repaid except for a nominal amount.

As at September 30, 2015, the Company had total debt of $43.7 million compared to $405.4 million as at June 30, 2015, a decrease of $361.7 million. The company’s debt to equity ratio improved to 0.09:1 as compared to 4.38:1 as at June 30, 2015.

Lac des Iles Operations

Q3 2015 Production

In the third quarter of 2015, the Company’s LDI mine produced 57,914 ounces of payable palladium at a total cash cost of US$522 per ounce(1) compared to 32,560 ounces of payable palladium at a cash cost of US$589 in the same period in 2014. The decrease in cash cost in the third quarter of 2015 was mostly due to the impact of the mill processing primarily underground ore for the majority of the third quarter.

During the third quarter, the LDI mill processed 659,817 tonnes of ore at an average palladium grade of 3.6 grams per tonne and at an 83.4% palladium recovery rate. The mill shutdown in the second quarter of 2015 did not impact underground operations, resulting in the higher grade underground stockpile accumulating to approximately 225,000 tonnes. Underground tonnage mined was slightly lower than plan in the third quarter due to seismic activity in pillars adjacent to current mining activity. Although seismic activity is not unexpected in the mining plan the stoping sequence had to change and additional rehabilitation has been required.

Production costs per tonne milled in the three months ended September 30, 2015 were $68 compared to $53 in the same period in 2014. The increase was primarily due to mining greater quantities of underground ore, reagent use and increased power costs.

Underground mining in the third quarter of 2015 consisted of 356,680 tonnes (3,877 tonnes per day) at an average grade of 4.1 g/t palladium compared to 304,804 tonnes (3,313 tonnes per day) at an average palladium grade of 4.0 g/t in the same period in the prior year. In the third quarter of 2015, 86,632 tonnes of the low grade surface stockpile and tailings at an average grade of 1.3 g/t palladium was processed compared to 270,860 tonnes at an average grade of 1.1 g/t in the prior same period in 2014.

Exploration

Exploration expenditures for the three months ended September 30, 2015 were $1.3 million compared to $2.6 million in the same period in 2014. This difference reflects a suspension of drilling activities from May through August coinciding with the company’s Recapitalization. Exploration drilling at LDI resumed in September with a total of 2,730 metres drilled in the third quarter. In the fourth quarter the Company expects to complete approximately 10,000 metres of underground drilling and 5,000 metres of surface drilling at LDI. Current exploration priorities include resource delineation drilling on the southern and northern extensions to the Offset Zone and extension drilling on several palladium mineralized trends located adjacent to the Roby open pit. A detailed report of the September-December 2015 exploration drilling results is expected to be released in January 2016.

Recapitalization and Rights Offering Update

On August 6, 2015 the Company completed the Recapitalization led by Brookfield Capital Partners Ltd. (“Brookfield”) following formal approval of the transaction by shareholders and debenture holders in votes held on July 30, 2015. The Recapitalization significantly reduced the Company’s debt and enhanced the Company’s liquidity.

On September 15, 2015, the Company completed the Rights Offering raising gross proceeds of approximately $50 million. These funds were used to repay the US$25 million bridge loan, except for a nominal amount, with Brookfield and to fund ongoing operations.

Upon completion of the Rights Offering, Brookfield retained an approximate 92% ownership of the Company’s issued common shares.

Additional information regarding the Recapitalization transaction is included in the Company’s management proxy circular dated September 30, 2015 that is filed with the provincial securities regulatory authorities and SEC and can be obtained at www.sedar.com or www.sec.gov.

Water Balance Update

Milling operations at the Lac des Iles site were shut down from May 11 to June 26, 2015 due to a buildup of excess water behind the Company’s tailings management facility. This required a controlled discharge of reclaim water to the environment with oversight from the Ontario Ministry of the Environment and Climate Change (“MOECC”). Ongoing monitoring indicates that the water quality in the downstream water bodies has returned to background levels that existed before the discharge occurred and no detrimental effects to the natural environment have been noted. The company has implemented an enhanced monitoring and remediation plan in consultation with First Nations groups and the MOECC to identify and mitigate against potential long term impacts. Orders issued at the time of the discharge by the MOECC have all been complied with and have subsequently been revoked.

Technical Information and Qualified Persons

Dr. Dave Peck, the Company’s Vice President, Exploration and a Qualified Person under National Instrument 43-101, has reviewed and approved all technical items disclosed in this news release.

About North American Palladium

NAP is an established precious metals producer that has been operating its Lac des Iles mine (“LDI”) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, offering investors exposure to palladium. The Company’s shares trade on the TSX under the symbol PDL and on the OTC Pink under the symbol PALDF.

For further information, please contact:

North American Palladium Ltd.

Christine Napierala

Interim Vice President, Finance & CFO

807-622-8833 Ext. 3002

cnapierala@nap.com

Notes:

(1)	Non-IFRS measure. Please refer to Non-IFRS Measures in the MD&A.
(2)	NAP’s unaudited interim condensed consolidated financial statements for the quarter ended September 30, 2015 are available in the Appendix of this news release. These financial statements should be read in conjunction with the notes and management’s discussion and analysis available at www.nap.com, www.sedar.com and www.sec.gov.

Cautionary Statement on Forward-Looking Information

Certain information contained in this news release constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. The words ‘target’, ‘plan’, ‘should’, ‘could’, ‘estimate’, ‘guidance’, and similar expressions identify forward-looking statements. Forward-looking statements in this news release include, without limitation: information pertaining to the Company’s strategy, plans or future financial or operating performance, such as statements with respect to, long term fundamentals for the business, operating performance expectations, project timelines, production forecasts, operating and capital cost estimates, expected mining and milling rates, cash balances, projected grades, mill recoveries, metal price and foreign exchange rates and other statements that express management’s expectations or estimates of future performance. Forward-looking statements involve known and unknown risk factors that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risks include, but are not limited to: the possibility that metal prices and foreign exchange rates may fluctuate, the risk that the LDI mine may not perform as planned, that the Company may not be able to meet production forecasts, the possibility that the Company may not be able to generate sufficient cash to service its indebtedness and may be forced to take other actions, inherent risks associated with development, exploration, mining and processing including environmental risks and risks to tailings capacity, employment disruptions, including in connection with collective agreements between the Company and unions, the risks associated with obtaining necessary licenses and permits and uncertainty regarding the ability to consummate the Recapitalization. For more details on these and other risk factors see the Company’s most recent Annual Information Form / Form 40-F on file with Canadian provincial securities regulatory authorities and the SEC.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this news release, which may prove to be incorrect, include, but are not limited to: that the Company will be able to continue normal business operations at its Lac des Iles mine, that metal prices and exchange rates between the Canadian and United States dollar will be consistent with the Company’s expectations, that there will be no significant disruptions affecting operations, and that prices for key mining and construction supplies, including labour, will remain consistent with the Company’s expectations. The forward-looking statements are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

Condensed Interim Consolidated Balance Sheets

(expressed in millions of Canadian dollars)

(unaudited)

	September 30 2015	December 31 2014
ASSETS
Current Assets
Cash and cash equivalents	$16.1	$4.1
Accounts receivable	61.1	75.4
Inventories	14.8	14.9
Other assets	2.8	3.6

Total Current Assets	94.8	98.0

Non-current Assets
Mining interests	454.5	452.8

Total Non-current Assets	454.5	452.8

Total Assets	$549.3	$550.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$26.9	$28.8
Credit facilities	27.8	36.8
Current portion of obligations under finance leases	5.3	4.6
Current portion of long-term debt	—	7.3

Total Current Liabilities	60.0	77.5

Non-current Liabilities
Income taxes payable	0.1	0.1
Asset retirement obligations	16.5	15.8
Obligations under finance leases	10.6	14.2
Long-term debt	—	218.8

Total Non-current Liabilities	27.2	248.9

Shareholders’ Equity
Common share capital and purchase warrants	1,313.0	866.4
Stock options and related surplus	10.3	9.7
Equity component of convertible debentures, net of issue costs	—	6.9
Contributed surplus	8.9	8.9
Deficit	(870.1)	(667.5)

Total Shareholders’ Equity	462.1	224.4

Total Liabilities and Shareholders’ Equity	$549.3	$550.8

Condensed Interim Consolidated Statements of Operations and

Comprehensive Loss

(expressed in millions of Canadian dollars, except share and per share amounts)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Revenue	$64.7	$46.4	$156.0	$145.7

Mining operating expenses
Production costs	44.9	30.1	112.1	90.2
Smelting, refining and freight costs	6.8	4.0	16.2	12.3
Royalty expense	2.7	1.8	6.2	6.0
Depreciation and amortization	10.8	6.9	24.0	25.4
Inventory pricing adjustment	—	—	0.5	—
Loss on disposal of equipment	0.3	0.1	0.2	1.4
Mine restoration and mitigation costs	2.4	—	6.1	—

Total mining operating expenses	67.9	42.9	165.3	135.3

Income (loss) from mining operations	(3.2)	3.5	(9.3)	10.4

Other expenses (income)
Exploration	1.3	2.6	5.6	5.2
General and administration	4.6	2.1	9.6	7.3
Interest and other income	(0.1)	(1.5)	(1.1)	(3.9)
Interest costs, prepayment fee and other	10.0	10.2	103.5	39.2
Financing costs	2.2	(0.9)	10.1	7.5
Foreign exchange loss (gain)	19.0	9.8	37.3	10.5
Loss on recapitalization	28.3	—	28.3	—

Total other expenses, net	65.3	22.3	193.3	65.8

Loss before taxes	(68.5)	(18.8)	(202.6)	(55.4)
Income tax recovery	—	—	—	—

Loss and comprehensive loss for the period	$(68.5)	$(18.8)	$(202.6)	$(55.4)

Loss per share
Basic and Diluted	$(2.18)	$(19.56)	$(18.04)	$(68.64)

Weighted average number of shares outstanding
Basic and Diluted	31,392,831	961,081	11,229,418	807,106

Condensed Interim Consolidated Statements of Cash Flows

(expressed in millions of Canadian dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Cash provided by (used in) Operations
Loss for the period	$(68.5)	$(18.8)	$(202.6)	$(55.4)
Operating items not involving cash
Depreciation and amortization	10.8	6.9	24.0	25.4
Inventory pricing adjustment	—	—	0.5	—
Accretion expense	4.1	1.7	10.5	1.3
Share-based compensation and employee benefits	0.4	0.5	0.9	1.6
Unrealized foreign exchange loss (gain)	1.7	8.0	4.8	8.5
Realized foreign exchange on financing activities	12.9		31.5
Loss on disposal of equipment	0.3	0.1	0.2	1.4
Interest expense and other	5.8	7.0	91.9	32.9
Financing costs (recovery)	2.2	(0.9)	10.1	7.5
Loss on recapitalization	28.3	—	28.3	—

	(2.0)	4.5	0.1	23.2
Changes in non-cash working capital	(12.0)	3.5	13.1	(35.7)

	(14.0)	8.0	13.2	(12.5)

Financing Activities
Issuance of convertible debentures, net of issue costs	—	(0.2)	—	61.2
Issuance of common shares, net of issue costs	49.6	—	49.6	—
Proceeds of credit facilities	10.2	—	47.8	5.5
Repayment of credit facilities	(12.2)	(0.6)	(31.5)	—
Repayment of bridge loan	(17.6)	—	—	—
Repayment of obligations under finance leases	(1.3)	(0.9)	(3.6)	(2.6)
Interest paid	(4.5)	(32.2)	(27.6)	(33.8)
Other financing costs	(3.0)	(0.8)	(10.9)	(1.7)

	21.2	(34.7)	23.8	28.6

Investing Activities
Additions to mining interests, net	(12.3)	(5.8)	(25.6)	(14.3)
Proceeds on disposal of mining interests, net	—	—	0.6	0.2

	(12.3)	(5.8)	(25.0)	(14.1)

Increase (decrease) in cash	(5.1)	(32.5)	12.0	2.0
Cash and cash equivalents, beginning of the period	21.2	44.3	4.1	9.8

Cash and cash equivalents, end of the period	16.1	$11.8	16.1	$11.8

Cash and cash equivalents consisting of:
Cash	$16.1	$11.8	$16.1	$11.8

Foreign exchange included in cash balance	$0.9	$0.6	$0.9	$0.6